Exhibit 99.1

Ferrari Selects Gauzy’s Smart Glass Technology for Serial Production in Its First-Ever SUV

Light control technology company becomes strategic supplier for iconic car manufacturer

Gauzy’s Suspended Particle Device (SPD) LCG® available in panoramic roofs on Ferrari’s premium SUV

Marks first time Ferrari has implemented smart glass technology on a mass production level for any of its automotive designs

NEW YORK and TEL AVIV, Israel – October 23, 2024 – Gauzy Ltd. (Nasdaq: GAUZ) (“Gauzy” or the “Company”), a global leader in light and vision control technology, today announced that Ferrari has selected the Company to become a strategic supplier, resulting in Gauzy already beginning to serially produce its Suspended Particle Device (SPD) Smart Glass technology for the iconic car manufacturer’s prestigious SUV. Gauzy’s SPD light control glass (LCG®) is available in the panoramic roof of the SUV, marking the first-time Ferrari has implemented smart glass technology on a mass production level for any of its automotive designs.

“It’s a tremendous accomplishment that another world-renowned and innovative automotive brand has selected Gauzy to become one of their strategic suppliers. We are extremely proud that Ferrari, one of the most iconic and recognized car makers in the world, has selected Gauzy’s smart glass technology as a key feature of its first-ever SUV,” stated Eyal Peso, Co-Founder and CEO of Gauzy. “Ferrari’s decision to use our LCG® technology in a multi-year program is a testament to the quality, sophistication and innovative nature of our light control products. Having Ferrari become associated with Gauzy is the ultimate seal of approval for the work we are doing to enhance safety, comfort, and design in the automotive industry.”

Smart glass technology, like that which Gauzy specializes in, has been quickly gaining in popularity with both luxury and mass-market vehicle manufacturers around the world given its numerous benefits – i.e., comfort and convenience, safety, aesthetics, ease of maintenance, thermal comfort and more. As such, the total value of the global automotive smart glass market is expected to reach $12.3 billion in value by 2032. Gauzy aims to capture a significant portion of this accelerated growth due to its expertise in both SPD and Polymer Dispersed Liquid Crystal (PDLC) technologies and positive reputation amongst the most respected OEMs in the U.S. and abroad.

Peso added, “SPD technology continues to gain in popularity as more and more OEMs understand how it helps enhance the overall driving experience and vehicle infrastructure. In fact, in addition to Ferrari, it’s already included on sunroofs in McLarens, Mercedes and Cadillacs, and is expected to be widely adopted in mass-market cars in coming years. We believe that this presents a massive opportunity for us to expand our market share for smart glass in automotive and drive continued growth for this business division.”

Gauzy’s SPD LCG® sets a new standard for innovation in vehicles by prioritizing design, functionality and experience through technologically advanced materials, providing drivers and passengers with optimal comfort and better awareness of their surroundings. Unlike traditional sunscreens or mechanical shades that block/obstruct views, reduce head and/or cabin space and are hard to clean, Gauzy’s patented SPD LCG® uses an electrical voltage to change the transparency of the glass and reduce glare and heat from direct light exposure, thereby eliminating the need for shading systems altogether. The Company develops and manufactures SPD technology licensed from Research Frontiers in which Gauzy has been a strategic investor in since 2018.

Ferrari, the fourth-largest automaker by market capitalization, is amongst the latest automotive manufacturers to select Gauzy as a strategic supplier due to its proven track record in designing and delivering high-quality light and vision control products that substantially increase road safety, filter out up to 99% of light transmission and improve the driver and passenger experience. As such, owners and occupants of the Ferrari SUV outfitted with Gauzy’s SPD LCG® can expect to have greater visibility of the outside scenery and better control over cabin light and temperature, resulting in a safer and more dynamic and comfortable on-road experience.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and the United Arab Emirates. Gauzy serves leading brands across aeronautics, automotive, and architecture in over 30 countries through direct fulfillment and a certified and trained distribution channel.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict including, without limitation, the following: Gauzy invests significant effort and capital seeking validation of its light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that it will win production models, which could adversely affect its future business, results of operations and financial condition; failure to make competitive technological advances will put Gauzy at a disadvantage and may lead to a negative operational and financial outcome; Gauzy being an early growth-stage company with a history of losses and its anticipation that it expects to continue to incur significant losses for the foreseeable future; its operating results and financial condition have fluctuated in the past and may fluctuate in the future; it is exposed to high repair and replacement costs; it may not be able to accurately estimate the future supply and demand for its light and vision control products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue; if it fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays; the estimates and forecasts of market opportunity and market growth it provides may prove to be inaccurate, and it cannot assure that its business will grow at similar rates, or at all; it may be unable to adequately control the capital expenditures and costs associated with its business and operations; it may need to raise additional capital before it can expect to become profitable from sales of its light and vision control products, which such additional capital may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations; shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture its products could adversely affect its sales and operating results; its business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine; it is subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of its light and vision control products, and some of its customers also require that it complies with other unique requirements relating to these matters; if it is unable to obtain, maintain and protect effective intellectual property rights for its products throughout the world, it may not be able to compete effectively in the markets in which it operates; the market price of its ordinary shares may be volatile or may decline steeply or suddenly regardless of its operating performance, and it may not be able to meet investor or analyst expectations; its indebtedness could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry and prevent it from meeting its financial obligations; it has limited operating experience as a publicly traded company in the United States; conditions in Israel could materially and adversely affect its business; and any other risks and uncertainties, including, but not limited to, the risks and uncertainties in the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s prospectus (Registration No. 333-278675), dated June 5, 2024 and filed with the SEC. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

IR and Media Contact Info

Media:

Brittany Kleiman Swisa

Gauzy Ltd.

press@gauzy.com

Investors:

Dan Scott, ICR Inc.

ir@gauzy.com